FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 5, 2002

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

(Translation of registrant's name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

INDEX TO EXHIBITS

Item
1.	Press release entitled, "ABN AMRO Dividend Interim 2002," dated August 29, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: September 5, 2002	By:	/s/ T. de Swaan

Name: T. de Swaan
Title: Member of the Managing Board

	By:	/s/ C.H.A. Collee

Name: C.H.A. Collee
Title: Member of the Managing Board

ABN AMRO BANK N.V.

Date: September 5, 2002	By:	/s/ T. de Swaan

Name: T. de Swaan
Title: Member of the Managing Board

	By:	/s/ C.H.A. Collee

Name: C.H.A. Collee
Title: Member of the Managing Board

ITEM 1

     Further information can be obtained from:                    This press release is also available on the internet:
     Press Relation : +31 20 6288900                                - http://www.abnamro.com/pers Dutch version)
     Investor Relations : +31 20 6287835                           - http://www.abnamro.com/pressroom (English version)

Amsterdam, 29 August 2002

ABN AMRO INTERIM DIVIDEND 2002

On 8 August 2002, in connection with the publication of the interim 2002 results of ABN AMRO Holding N.V., it was announced that the 2002 interim dividend of EUR 0.45 will be paid out - at the shareholder"s option - fully in ordinary shares against the share premium reserve or fully in cash (after deduction of 25% withholding tax on dividend). The value of the stock dividend will be - barring any rounding effects - equal to the value of the cash dividend.

The number of dividend rights of ordinary shares of EUR 0.56 nominal value entitling shareholders to 1 new ordinary share has been established at 36 today. Based on the average stock exchange price of EUR 16.375 on 29 August 2002, 1/36 portion represents a value of EUR 0.455, which is virtually equal to the value of the cash dividend.

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